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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------
                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)
                                  ------------
                             HOUSE OF FABRICS, INC.
                       (Name of Subject Company [Issuer])

                           FCA ACQUISITION CORPORATION
                         FABRI-CENTERS OF AMERICA, INC.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    441758109
                      (CUSIP Number of Class of Securities)
                                  ------------
                                  ALAN ROSSKAMM
                           FCA ACQUISITION CORPORATION
                       C/O FABRI-CENTERS OF AMERICA, INC.
                                5555 DARROW ROAD
                               HUDSON, OHIO 44236
                            TELEPHONE: (216) 656-2600
                  (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidders)
                                  ------------
                                    Copy to:
                             JAMES R. CARLSON, ESQ.
                            THOMPSON HINE & FLORY LLP
                                 3900 KEY CENTER
                                127 PUBLIC SQUARE
                           CLEVELAND, OHIO 44114-1216
                            TELEPHONE: (216) 566-5500

                           CALCULATION OF FILING FEE
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                           TRANSACTION                       AMOUNT OF
                           VALUATION*                        FILING FEE
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
                           $ 22,660,277.50                   $ 4532.06
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* For purposes of calculating fee only. This amount assumes the purchase at a purchase price of $4.25 per share of an aggregate of 5,331,830 shares of common stock. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders for the shares of the issuer.

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[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

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
Amount Previously Paid:  $ 4532.06      Filing Party:   FCA Acquisition Corporation
                                                        and Fabri-Centers of America, Inc.

Form or Registration No:                Date Filed:  February 6, 1998
Schedule 14D-1 Tender Offer Statement
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         FCA Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Fabri-Centers of America, Inc., an Ohio corporation (the "Parent"), and the Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), relating to the Purchaser's offer to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares") of House of Fabrics, Inc., a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 6, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Schedule 14D-1 or the Offer to Purchase filed as an exhibit thereto.

         Any references in the Schedule 14D-1 to the "Introduction" of the Offer to Purchase shall mean the information contained on page 1 of the Offer to Purchase under the heading "To the Holders of Shares of House of Fabrics, Inc."

         In Section 14 of the Offer to Purchase, clause (2) of the first sentence is hereby amended by replacing the words "before the acceptance of such Shares for payment" with the words "before the Expiration Date of the Offer."

ITEM 10.  ADDITIONAL INFORMATION.

         (b-c) At 11:59 p.m., Eastern Standard Time, on Friday, February 20, 1998, the 15-calendar day waiting period imposed by the HSR Act with respect to the Offer expired without the Parent or the Company receiving a request for additional information or material from the Antitrust Division or the FTC.

         (e) As of the date of this Amendment, there are no material pending legal proceedings relating to the Offer.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(9)   Press Release, dated February 23, 1998.


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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 25, 1998

                                          FCA ACQUISITION CORPORATION



                                          By: /s/    BRIAN P. CARNEY

                                          --------------------------------------
                                          Name:  Brian P. Carney
                                          Title: Executive Vice President and
                                                 Chief Financial Officer


                                          FABRI-CENTERS OF AMERICA, INC.



                                          By: /s/    BRIAN P. CARNEY

                                          --------------------------------------
                                          Name:  Brian P. Carney
                                          Title: Executive Vice President and
                                                 Chief Financial Officer




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                                  EXHIBIT INDEX


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EXHIBIT                                                         PAGE
NUMBER                     EXHIBIT NAME                         NUMBER
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
(a)(9)   Press Release, dated February 23, 1998.
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